1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

August 19, 2015

Via EDGAR

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for Fiscal Year Ended January 3, 2015
Filed February 19, 2015
File No. 1-05224

Dear Mr. O’Brien:

The following is in response to your letter dated August 7, 2015 and comments pertaining to our Form 10-K filing for the fiscal year ended January 3, 2015.

FORM 10-K FOR THE FISCAL YEAR ENDED JANARY 3, 2015

General

1.
We are aware of a 2013 news article quoting the general manager of PIH Services Middle East Ltd. as saying the company has carried out pipeline and large petrochemical plant contracts in countries including Sudan. We also note from your Form 10-K and Stanley Inspection’s website that you conduct business in the Middle East, a region that includes Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure about those countries in the Form 10-K.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

PIH Services Middle East Ltd. is a subsidiary of CRC-Evans Pipeline International (“CRC-Evans”), which was acquired by Stanley Black & Decker, Inc. (the “Company”) on July 29, 2010. Since the acquisition, the Company has had no known contacts, nor does it anticipate having any future contacts, with Sudan or Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. References to Sudan on Stanley Inspection’s website are outdated and have been removed.

Prior to the Company’s 2010 acquisition of CRC-Evans, CRC-Evans served as a subcontractor to companies based outside the United States by providing inspection services on three separate pipeline projects located in Sudan as indicated by the above-referenced 2013 news article. All services related to these projects were performed during the period November 2001 to November 2005 and the total revenue recognized by CRC-Evans over this period for these contracts was approximately $1.5 million. The Company has no known existing obligations related to these projects.

The Company is aware of sanctions against Sudan and Syria and has policies and procedures in place to prevent unauthorized financial and commercial transactions with these countries, as well as other countries designated as state sponsors of terrorism by the Department of State or subject to U.S. economic sanctions and export controls. These policies and procedures include due diligence reviews of its acquisition targets and such reviews have a heightened sensitivity to applicable export regulations and anti-corruption standards. In addition, the Company does not have any agreements, commercial arrangements or other contracts with entities in these countries or involving business in these countries, and the Company will not enter into any such agreements as long as these countries are designated as state sponsors of terrorism or subject to United States economic sanctions and export controls.

2.
Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As described in response to Comment 1, the Company has had no known contacts with Sudan or Syria subsequent to its 2010 acquisition of CRC-Evans. Therefore, the Company has recognized no revenue related to these countries for the 2012, 2013, and 2014 fiscal years and through the date of this letter, and has no assets or liabilities associated with these countries. Furthermore, the Company believes there are no qualitative factors relating to Sudan or Syria that should be regarded as material to a reasonable investor making an investment decision about the Company since this business occurred prior to the Company’s acquisition of CRC-Evans and the Company has policies and procedures in place to monitor and prevent any such business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 25

3.
We note that you recognized material restructuring charges during fiscal years 2013 and 2014 for purposes of cost reduction, in part. Please expand your discussion and analysis to include the amount of the anticipated future cost savings at the consolidated and reportable segment levels for these activities, and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response:

The Company will expand its disclosures within the “Restructuring Activities” section of MD&A (as underlined below) prospectively beginning in the third quarter 2015 Form 10-Q as follows:

“For the nine months ended October 3, 2015, the Company recognized $X million of net restructuring charges. This amount reflects $X million of net severance charges associated with the reduction of approximately X employees. For the three months ended October 3, 2015, the Company recognized $X million of net restructuring charges relating to the reduction of approximately X employees. The Company expects these restructuring actions to result in annual net cost savings of approximately $X million by the end of 2016.

During the nine months ended September 27, 2014, the Company recognized a net restructuring credit of $5.6 million. This amount included $5.1 million of severance charges associated with the reduction of approximately 84 employees and facility closure costs of $0.6 million, which combined are expected to result in approximately $6 million of annual net cost savings in 2015.

The majority of the $X million of reserves remaining as of October 3, 2015 is expected to be utilized within the next 12 months.

Segments: The $X million of net restructuring charges for the nine months ended October 3, 2015 includes: $X million pertaining to the Tools & Storage segment; $X million pertaining to the Security segment; $X million pertaining to the Industrial segment; and $X million pertaining to Corporate. The $X million of net restructuring charges for the three months ended October 3, 2015 includes: $X million pertaining to the Tools & Storage segment; $X million pertaining to the Security segment; $X million pertaining to the Industrial segment; and $X million pertaining to Corporate.

The anticipated annual net cost savings of approximately $X million relating to the 2015 restructuring actions include: $X million pertaining to the Tools & Storage segment; $X million relating to the Security segment; $X million relating to the Industrial segment; and $X million pertaining to Corporate. The expected annual net cost savings in 2015 of approximately $6 million relating to the restructuring actions during the first nine months of 2014 include: $2 million pertaining to the Tools & Storage segment; $1 million relating to the Security segment; and $3 million pertaining to the Industrial segment.”

The Company will provide similar disclosures in its 2015 Form 10-K regarding the actual and anticipated annual cost savings for the restructuring actions taken in fiscal years 2015, 2014, and 2013.

***********************************

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
Senior Vice President and Chief Financial Officer